Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 25, 2008

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.	A news release dated February 8, 2008 entitled ‘Media Advisory. Media Opportunities from Vodafone at Mobile World Congress 2008’

2.	A news release dated February 8, 2008 entitled ‘Vodafone Builds on its Leading Daily Data Roaming Tariff with Cut-Price Monthly Option’

3.	A news release dated February 10, 2008 entitled ‘Vodafone and Roshan Launch First Mobile Money Transfer Service in Afghanistan’

4.	A news release dated February 10, 2008 entitled ‘M-PESA Reaches 1.6 Million Customers in 12 Months’

5.	A news release dated February 11, 2008 entitled ‘Vodafone Deepens Strategic Partnership with RIM’

6.	A news release dated February 11, 2008 entitled ‘Vodafone Group Trials 3G Femtocell Technology’

7.	A news release dated February 11, 2008 entitled ‘Vodafone Extends Range of Own Branded Handsets and Rolls Out Brand Design Guidelines for all Vodafone Handsets’

8.	A news release dated February 12, 2008 entitled ‘Vodafone Eyes HSPA+ as a Key Technology to Head the Mobile Broadband Race’

9.	A news release dated February 13, 2008 entitled ‘Global Partners for Emergency Communications’

10.	A news release dated February 14, 2008 entitled ‘Vodafone to Roll Out Advanced Customer Service Directly on the Handset’

11.	A news release dated February 14, 2008 entitled ‘Vodafone Hires Pieter Knook to Head Up New Internet Services Function’

12.	A news release dated February 19, 2008 entitled ‘Vodafone and Orange Outline Next Steps of Vision to Give UK Customers Better Mobile Coverage’

8th February 2008

MEDIA ADVISORY

MEDIA OPPORTUNITIES FROM VODAFONE AT MOBILE WORLD CONGRESS 2008

Vodafone is providing the following facilities for the media at Mobile World Congress 2008 in Barcelona from Monday 11th to Thursday 14th February. They include:

1.             A dedicated Vodafone at Mobile World Congress website

2.             The Barcelona Blog — a blog from Vodafone during the Congress week

3.             A series of press briefings at the Vodafone Pavilion

Further details can be found below:

Vodafone at Mobile World Congress website

This year Vodafone will host a dedicated internet microsite providing information to the media and delegates on press announcements, briefings throughout the four-day event. The site can be found here: www.vodafone.com/mobileworldcongress

Vodafone will provide a mobile-formatted version of the internet microsite which can be accessed either directly via www.vodafone.com/mobile on a mobile device or by registering to be sent a link via SMS on http://www.vodafone.com/mobile_world/register.html

Vodafone Barcelona Blog

For the first time Vodafone will be running a dedicated Congress blog. Led by the Vodafone Group Media Relations team, the blog will contain running commentary, interviews with senior Vodafone executives and videos of key events at Congress. The URL for the Congress blog is www.vodafone.com/barcelonablog

Vodafone Press Briefings

Vodafone will host the following press briefings at the Vodafone Pavilion during the week of Mobile World Congress. Please note that members of the press are required to register their attendance for all press briefings by contacting Vodafone Group Media Relations office, or contacting one of the company’s PR representatives (a list is below).

Monday 11th February

Vodafone Mobile Money Transfer — media briefing

11:00 — 12:00hrs, Vodafone Pavilion

Details: Vodafone will update media on developments with Mobile Money Transfer for emerging markets

Vodafone-only branded handsets — media briefing

12:00 — 13:00hrs, Vodafone Pavilion

Details: Vodafone to update media on its Vodafone-branded handset strategy and unveil new ultra-low cost devices for emerging markets

Tuesday 12th February

Vodafone Mobile Advertising — media briefing

15:00 — 16:00hrs, Vodafone Pavilion

Details: Vodafone will update media on developments in Mobile Advertising

Wednesday 13th February

Vodafone Group Foundation — media briefing

13:30hrs onwards, Vodafone Pavilion

Details: The Vodafone Group Foundation and the UN Foundation to announce a major new technology partnership

Vodafone Speakers at Mobile World Congress

Tuesday 12th February

Arun Sarin, Chief Executive, Vodafone — Opening Keynote speech of Congress

09:15 — 11:15hrs, Hall 5 level 3, Salon D’Actes

Details: Arun Sarin to address the opening session of Mobile World Congress

Richard Saggers, Head of Mobile Advertising, Vodafone — Mobile Advertising Roundtable

11:40 — 13:10hrs, Hall 5 level 3, Salon D’Actes

Details: Richard Saggers to take part in panel discussion on the future of Mobile Advertising

Demonstrations and facilities at the Vodafone Pavilion

The Vodafone Pavilion will be located a stand-alone building in Zone 3 of the Fira Complex. Demonstrations this year will include:

•                  A range of leading Vodafone-only branded handsets

•                  Vodafone Mobile Money transfer services

•                  Mobile Widgets

•                  Third-party LTE technical demonstration

•                  Mobile Advertising

•                  Third-party Femtocell technical demonstration

To arrange meetings with Vodafone executives, please visit the reception desk at the Vodafone Pavilion.

Vodafone media contacts at Mobile World Congress

Mark Pursey - + 44 7867 900 809

Bobby Leach - +44 7770 842 226

Aileen Thompson - +44 7795 007 700

Mark Street - +44 7867 900 818

Simon Gordon - +44 7710 070 698

Janine Aiken-Young - +44 7771 775 318 (Industry Analyst enquiries only)

About Vodafone

Vodafone is the world’s leading international mobile communications group with equity interests in 25 countries across five continents and over 252 million proportionate customers at 31st December 2007, as well as 39 partner networks. For further information, please visit www.vodafone.com.

8 February 2008

VODAFONE BUILDS ON ITS LEADING DAILY DATA ROAMING TARIFF

WITH CUT-PRICE MONTHLY OPTION

Vodafone today announces a price reduction of up to 45% to its monthly data roaming tariff for European business travellers. This price cut strengthens Vodafone’s leading position in the industry following its introduction last summer of a daily pricing plan, costing €12.

From June 2008, the maximum charge for Vodafone’s monthly data roaming bundle will be lowered to €60 per month — a €15 price cut — in a move designed to make it even more affordable for customers to use their laptop computers wirelessly when abroad.  At the same time, the company will increase the amount of data a customer can use to at least 150MB in most European markets from 100MB, meaning that the price per megabyte will reduce by around 45%.

 Arun Sarin, Chief Executive,, commented: “Vodafone led the market with the launch in 2005 of its innovative Passport voice roaming tariff, which is now used by more than 16  million customers, and we were also the first mobile operator to introduce a monthly data roaming tariff in Europe.

“Today’s announcement builds on those two initiatives by giving corporate customers real choice between straightforward daily or monthly low-cost, data pricing plans to fit their travelling habits.  Our focus now is to offer consumers, who are increasingly using their mobile phones to access the Internet whilst in their hotel room, in a café or on the beach, with predictable data roaming tariffs.”

In addition to reducing the cost of its monthly tariff, Vodafone is introducing a variant of its European flat-rate daily tariff to key non-EU destinations. For a flat-rate fee of €30 per 24-hour session for 50 megabyte (MB) of data use, customers can pay per day for using their laptops in key business centres such as the USA, Asia Pacific region and in South Africa.

These changes will be implemented by Vodafone’s operating companies from the end June, this year, and will be tailored to meet the individual needs of customers in specific markets.

Customers will also benefit from Vodafone’s extensive international mobile broadband network, which covers more countries than any other operator.  Using the latest 3G broadband (HSDPA)  network technology, customers with a Vodafone Mobile Connect USB modem or a Vodafone Mobile Connect 3G broadband data card on either a per day or per month tariff will be able to connect just as they do in their home country and get download speeds of up to 3.6Mbps in selected areas.

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For further information:
Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 252 million proportionate customers at 31st December 2007, as well as 40 partner networks. For further information, please visit www.vodafone.com

© Vodafone Group 2008. VODAFONE, the Vodafone logos and  Vodafone Mobile Connect are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

10 February 2008

VODAFONE AND ROSHAN LAUNCH FIRST MOBILE MONEY TRANSFER
SERVICE IN AFGHANISTAN

M-Paisa brings financial services to un-banked and assists in economic development in Afghanistan

Vodafone, the world’s leading international mobile communications group and Roshan, the leading telecommunications operator in Afghanistan, today announce the launch of Afghanistan’s first mobile money transfer system. The service, branded M-Paisa, is a mobile technology platform that provides financial services for those without access to banking and aims to facilitate economic activity in the region.

The M-Paisa system builds on Vodafone’s highly successful M-PESA mobile money transfer service in Kenya which has seen 1.6 million people register as customers since its launch in March 2007.  At launch the Afghan service will, however, have a significantly different focus from the Kenyan version. Initially M-Paisa will act mainly as a vehicle for microfinance institutions’ (MFI) loan disbursements and repayments, with an additional range of business to business applications such as salary disbursement and airtime distribution. Consumer person-to-person transactions will also be available from the outset, enabling those MFI clients and employees who have received their money via M-Paisa to benefit from the full capabilities of the service.

Roshan and Vodafone are trialing interactive voice recognition services which, when launched later in the year, will enable greater use of M-Paisa by consumers who might otherwise be excluded due to high illiteracy rates in Afghanistan.

Roshan’s retail outlets will serve as transaction points for the withdrawal or paying in of money, thus reducing any dependence on financial institutions. Currently, there are 50 M-Paisa-trained dealers in the cities of Kabul, Mazar, Jalalabad and Herat; Roshan is looking to expand agent reach nationwide by the end of 2008. In addition, M-Paisa will be used by major organisations such as Afghanistan’s The First MicroFinanceBank and FINCA — one of the world’s largest microfinance institutions. The First MicroFinanceBank has successfully used the service to disburse funds and accept loan repayments while FINCA is currently trialing the product. Other institutions within Afghanistan will soon use M-Paisa to disburse salaries to their unbanked employees.

Karim Khoja, Chief Executive Officer for Roshan, said:

“The benefits of mobile money transfer are particularly relevant in a developing market such as Afghanistan, where the large majority of the population does not have access to traditional banking services. The challenge of providing timely and reliable payments in a country requiring major infrastructure development is significant. M-Paisa, with Roshan’s mobile network, will provide the backbone to enable such funds to be transferred reliably which will provide an important vehicle for economic regeneration.

“The launch of M-Paisa is consistent with Roshan’s vision of promoting social and economic development within Afghanistan, a key focus of Roshan’s majority shareholder, the Aga Khan Fund for Economic Development (AKFED), an international development agency dedicated to promoting entrepreneurship and building economically sound enterprises in the developing world.”

Hatem Dowidar, CEO of Vodafone Partner Markets said:

“The launch of M-Paisa in Afghanistan is an important step forward in Vodafone’s international rollout of its money transfer service and we welcome Roshan to Vodafone’s international community of Partner Markets.

“We have always envisaged that our mobile money transfer would develop differently in each new market according to the requirements of that country. Vodafone is therefore particularly pleased that, alongside today’s launch with Roshan and a range of microfinance institutions and companies, our trialing of an interactive voice recognition system means that financial services can be brought to people across the world regardless of their social circumstances.”

Muslim ul Haq, Chief Executive Officer of First Microfinance Bank, an institutional client of M-Paisa, added:

“M-Paisa offers us the ability to extend benefits of microfinance to those who have not had access to financial resources in the past. M-Paisa makes it more cost effective and convenient for our clients to access the services we offer.”

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©VODAFONE. Vodafone and M-Paisa are trademarks of Vodafone Group Plc. All other names herein may be the trademarks of their respective companies.

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Roshan
Telecom Development Company Afghanistan Ltd.
House #13, Main Street, Wazir Akbar Khan, Kabul, Afghanistan
Office: +93 (0) 799 971 728
Fax: +93 (0) 79 978 800
E-mail:  Renata.flatt@roshan.af
Or visit our website: www.roshan.af

Jessica Anderson

Hill & Knowlton

212-885-0492

jessica.anderson@hillandknowlton.com

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 252 million proportionate customers as at 31 December 2007. Vodafone currently has equity interests in 25 countries across five continents and a further 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Roshan

Roshan (Telecom Development Company Afghanistan Ltd) is Afghanistan’s leading Telecom operator, with coverage in over 216 major cities and towns and over one million subscribers. Roshan directly employs more than 900 people and provides indirect employment to more than 20,000 people. Since its inception 4 years ago, Roshan has invested over US$305 million in Afghanistan and is the country’s single largest investor and tax payer. Roshan is deeply committed to Afghanistan’s reconstruction and socio-economic development. Owned by an international consortium formed by the Aga Khan Fund for Economic Development (AKFED), part of the Aga Khan Development Network (AKDN), Monaco Telecom International (MTI) and US-based TeliaSonera, Roshan brings international expertise to Afghanistan and is committed to the highest standards of network quality and coverage for the people of Afghanistan.

10 February 2008

M-PESA REACHES 1.6 MILLION CUSTOMERS IN 12 MONTHS

Kenyans now able to send and store money safely and securely

Safaricom and Vodafone today announce that M-PESA, the innovative mobile money transfer service launched in March 2007, now has 1.6 million customers.

The benefit of facilitating micro transactions via text in a land like Kenya where, in 2007, there were 400 bank branches, 600 cash dispensing machines and over 10 million mobile phones is plain to see.

In the first 18 weeks alone 200,000 customers signed up for the service. 12 months later the results are impressive with over 1.6 million registered customers, and approximately 200,000 additions per month.

M-PESA is used by customers for a wide range of money transfer transactions, with an average value of Euro 30. Companies also use the service: Safaricom pays casual workers and has distributed 40,000 low value cash prizes to its subscribers using M-PESA. A number of small businesses, such as taxi drivers and grocers, accept it as an alternative payment mechanism and it is often used by consumers as a secure method of storing & transferring money in dangerous times.

Looking to the future, Vodafone anticipates that pension payments, and the payment of standard services such as Safaricom contract phones, water and electricity charges will also be made by mobile money transfer.

Michael Joseph, CEO of Safaricom said: “M-PESA is a service designed to meet the core needs of our customers in an emerging market.  The fact that it has had a strong take up in such a short time demonstrates its potential to drive positive change.”

Vodafone also today announced that Afghanistan will be the second market to launch a mobile money transfer service for mobile customers. The company has also announced that India and other African markets will soon join Kenya and Afghanistan in bringing this safe and secure service to millions more people.

Nick Hughes, Head of International Payments at Vodafone said: “Vodafone is extremely pleased by the success of M-PESA. During the course of this year we plan to continue to extend of the uses of the service in Kenya and seek new markets where the benefits of mobile money transfer can be used to assist people in sending funds safely and securely.”

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For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with equity interests in 25 countries across five continents and over 252 million proportionate customers at 31 December 2007, as well as 40 partner networks. For further information, please visit www.vodafone.com

11 February 2008

VODAFONE DEEPENS STRATEGIC PARTNERSHIP WITH RIM
Vodafone Selects BlackBerry as a Mass Market Consumer Platform

Vodafone has today agreed to collaborate with Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) on the development of Vodafone consumer services for the BlackBerry® platform.   This move sees Vodafone add the BlackBerry platform to the set of preferred consumer operating platforms that it strategically supports.

This deepening of the strategic relationship between the two companies will see Vodafone and RIM concentrating on driving continued growth in business segments, and specifically, focusing on growing broader adoption in the consumer segment.  Vodafone applications and services will also be tightly integrated with the BlackBerry platform providing Vodafone customers with an enhanced mobile experience.

“This strategic agreement aims to deliver an optimised experience — aimed squarely at the needs of the customer, delivering simple-to-use services and lower costs.  We are excited to be working so closely with RIM to develop this area,” said Jens Schulte-Bockum, Vodafone Global Director of Terminals. “In addition to growing the established Enterprise market, we fully expect the appeal of the BlackBerry platform to be strongly adopted by consumers; attracted by best in class messaging and email, internet experience, a range of multimedia capabilities including music and imaging functionality.”

“The BlackBerry platform continues to resonate strongly with consumers, especially with the introduction of the BlackBerry Pearl and the BlackBerry Curve, and we are pleased that Vodafone has selected BlackBerry as a preferred consumer platform. We look forward to working with Vodafone and the ecosystem of BlackBerry application partners to bring new experiences to BlackBerry smartphones,” said David Yach, CTO for Software at Research In Motion.

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For Further Information

Vodafone Group Media Relations

Tel:  +44 1635 664444

Groupmediarelations@vodafone.com

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 252 million proportionate customers at 31 December 2007, as well as 40 partner networks. For further information, please visit www.vodafone.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.

11 February 2008

VODAFONE GROUP TRIALS 3G FEMTOCELL TECHNOLOGY

Vodafone Group is carrying out technical trials of 3G femtocells to assess how effectively the technology is able to deliver wireless high-speed data and voice services inside homes and business locations.

Vodafone is currently carrying out technical trials in Spain with both Alcatel-Lucent and Huawei to explore the potential of femtocells, which are wireless access points supporting 3G devices and connecting to the core network via broadband DSL.

Based on the trials, Vodafone anticipates that femtocell technology may potentially enable it to offer its customers highly targeted propositions for the home and office offering enhanced indoor coverage.

Vodafone is also exploring whether the deployment of femtocells could generate greater cost efficiencies through the provision of highly targeted 3G broadband coverage using DSL technology to connect the customer to the core network.

“Vodafone has been driving industry development of femtocell technology, and the trials with Alcatel-Lucent and Huawei are an opportunity for us to assess how much benefit it can bring to our customers,” said Andy MacLeod, Global Networks Director of Vodafone. “Femtocells have the potential to enhance customers’ 3G broadband experience, and the trials are critical to investigate whether the technology can deliver on its promise.”

Vodafone continues to offer its customers high speed 3G broadband through its current access technologies including 3G and HSPA offering speeds of up to 7.2 Mbps in selected hotspots. Vodafone is continuously assessing new ways to exploit these technologies further and also exploring the potential of next-generation technologies that could offer wireless broadband speeds in excess of 50 Mbps.

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For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

Cautionary statement regarding forward-looking statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our expectations relating to the potential voice and data service enhancements and cost efficiencies resulting from the future deployment of Femtocell technology.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, adverse or unanticipated findings from Vodafone’s ongoing trials of femtocell technology, risk involving our ability to implement femtocell technology and changes in the market for home and business DSL technology.

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 252 million proportionate customers at 31 December 2007, as well as 40 partner networks. For further information, please visit www.vodafone.com

11 February 2008

VODAFONE EXTENDS RANGE OF OWN BRANDED HANDSETS AND ROLLS OUT
BRAND DESIGN GUIDELINES FOR ALL VODAFONE HANDSETS

One in six phones shipped by Vodafone is from its own brand range

Vodafone will launch two new own branded mobile phones to grow its range of own branded and award winning* mobile phones launched over the last year. The Vodafone 227 and Vodafone 228 will launch this month, February, and will be available across both Europe and emerging markets. Both mobile phones will meet the customer demand for low cost, simple to use yet stylish handsets. The launch of these mobile phones follows the successful introduction of seven own branded handsets by Vodafone throughout 2007, which today make up on average one in six of the mobile devices shipped by Vodafone annually.

Both the Vodafone 227 and Vodafone 228 offer more choice of style and price to customers. The Vodafone 227 is a clamshell phone and the Vodafone 228 is a slider mobile. In addition to core text and voice services, both come with a colour display, vibrating alert and headset.

“Over the last 18 months we have launched our own branded handsets - the Vodafone 125, 225, 226 and the 226 FM radio variant, 710, 715, 720 and 810. These have been very successful not just in emerging markets but also in the European pre-pay market,” said Jens Schulte-Bockum, Global Director of Terminals for Vodafone. “The concept of offering stylish and affordable handsets that are quick and easy to use is certainly appealing to a wide range of customers, especially those who are purchasing and using a mobile for the very first time.  We are delighted to be building on this success by introducing two new handsets to the range, demonstrating our commitment to making mobile devices and services available to all.”

To enhance the appeal of Vodafone’s own branded handset range Vodafone also plans to introduce stronger brand style guidelines to ensure a consistent look and feel in the design of each of the handsets that come into the range from the middle of this year. The guidelines comprise of physical design elements that will identify the device as a Vodafone handset coupled with a consistent keypad typeface and layout. There also include consistencies in the design of the user interface from handset to handset, including the use of the same icons used for navigating between applications.

Jens continues: “The new brand guidelines are a natural step in the progression of our own brand strategy. It will ensure that Vodafone handsets we launch in future are distinctive and consistent in their look and feel and familiar to customers who start to upgrade through the Vodafone range. This move is especially important in our emerging markets where it provides an added way to differentiate our brand to new customers, and which we expect in turn to stimulate revenue.”

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Notes to editors:

*  The Vodafone 720 mobile phone won international recognition for its design at the ‘iF Design Awards’ in 2007.

Images of the Vodafone 227 and 228 are available at: http://www.vodafone.com/mobile_world/gallery.html

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 252 million proportionate customers at 31 December 2007, as well as 40 partner networks. For further information, please visit www.vodafone.com

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

12 February 2008

VODAFONE EYES HSPA+ AS A KEY TECHNOLOGY TO HEAD THE MOBILE BROADBAND RACE

Vodafone is to trial HSPA+, an evolution of today’s radio access HSPA technology, to assess its potential to deliver even higher data rates through the upgrade of existing network equipment.

Vodafone will work alongside Ericsson, Huawei and Qualcomm to trial Release 7 HSPA+ (also known as HSPA Evolution) which has the potential to handle data even more efficiently than today’s HSPA technology.

The initiative will help to establish whether HSPA+ is capable of delivering data throughput rates of up to 28.8 Mbps compared to the 14.4 Mbps maximum offered by today’s HSPA networks. If successful, the technology has the potential to extend the life of today’s HSPA infrastructure still further.

HSPA+ technology is designed to offer higher throughput than HSPA through its use of multiple antennae on both base stations and handsets (Multiple Input Multiple Output) as well as the deployment of a complex modulation technique called 64-QAM HSDPA. Both features will require new advanced devices compliant to 3GPP Release7 standard.

The project builds on early technical assessments that Vodafone has already carried out where the MIMO version of HSPA+ recorded high data throughput rates for users in a simulated urban macrocellular network.

Last year Vodafone launched a 3G broadband service based on High Speed Packet Access (HSPA) with downlink peak rates of up to 7.2Mbps in selected hotspots within some key markets. Vodafone plans to carry out software upgrades to more of these selected hotspots to deliver up to14.4Mbps from the end of the year as part of the existing HSPA roadmap subject to device availability.

 “These trials will help us to ascertain whether HSPA+ voice and data capacity enhancements will be able to leverage existing UMTS assets, including radio spectrum, to prolong the lifespan of current UMTS networks still further,” said Steve Pusey, Global CTO of Vodafone. “It will complement the exploratory work we are carrying out into more long-term next generation wireless technologies such as LTE.”

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For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

Notes to Editors

HSPA+ technology (HSPA Evolution) refers to a new set of features predominantly driven by the 3GPP Release 7 standard that support the evolution of HSPA towards higher user throughput and improved support of packet services.

The two flagship HSPA+ features are 64QAM (higher order modulation) and MIMO (Multiple Input Multiple Output) which raise the possibility of supporting high peak data rates of up to 28.8 Mbps on the downlink.

The quoted theoretical maximum rates include capacity set aside for technical administration which could reduce the net theoretical maximum rate available to the end user

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 252 million proportionate customers at 31 December 2007, as well as 40 partner networks. For further information, please visit www.vodafone.com

EMBARGOED FOR PUBLICATION UNTIL 07:00 GMT 13 FEBRUARY 2008

‘GLOBAL PARTNERS FOR EMERGENCY COMMUNICATIONS’

The Vodafone Group Foundation and United Nations Foundation Technology Partnership joins World Food Programme to improve communications during humanitarian crises

BARCELONA and LONDON (13 FEBRUARY 2008) - The United Nations World Food Programme (WFP), The Vodafone Group Foundation, and the United Nations Foundation announced today a ground-breaking ‘global partnership for emergency communications’.  The partnership will increase the effectiveness of the information and communications technology (ICT) response to major emergencies and disasters around the world.

The partnership — which includes a $4.3 million commitment from The Vodafone Group Foundation-United Nations Foundation Technology Partnership as well as a further $1.8 million contribution from the WFP — will develop the first-ever ICT training programme which will be open to the global community of humanitarian relief organizations.

“Over the next three years, this partnership will contribute to our work to help save millions of lives. Better telecommunications mean we can respond faster and more efficiently, with much greater access to those in urgent need,” said Josette Sheeran, WFP’s Executive Director. She added that WFP was greatly encouraged that The Vodafone Group Foundation and UN Foundation recognized that telecommunications are essential to food aid convoys, aircraft and medical teams delivering vital relief assistance.

The focus of the partnership will be to standardize ICT solutions used by global aid organizations to improve the speed with which critical communications networks can be established in the immediate aftermath of a humanitarian crisis. Over the next three years, the programme will also:

•                  expand the pool of trained ICT experts on WFP and other UN and NGO staff to more than 500 first responders

•                  support the immediate deployment of rapid response ICT teams.

“More and more frequently, the international aid community is being called on to help save lives, restore order and rebuild communities after major disasters,” said Kathy Bushkin Calvin, Chief Operating Officer of the United Nations Foundation. In 2007, aid groups responded to 19 major crises worldwide. “By investing in disaster response before disaster strikes, and by opening this partnership to the entire relief community, we know that this will help strengthen everyone’s efforts on the ground.”

“This is about harnessing the power of telecommunications which will help WFP and other humanitarian agencies get the job done,” said Andrew Dunnett, Director of The Vodafone Group Foundation. “In line with the huge demand for telecoms technology in disaster response, ICT workers are often among the first on the scene. This partnership supports the smart and effective use of telecommunications technology, enabling WFP to deploy quickly in the most difficult and dangerous situations and set up the necessary communications networks, so that relief workers can coordinate logistics and deliver vital supplies.”

The programme builds on funding provided by the two Foundations in 2006 to research and develop ICT best practices, and a curriculum used in a preliminary ICT training programme last March which trained 21 ICT staff from agencies including WFP, UNICEF, OCHA, Oxfam, and the Swedish Rescue Service Agency. Since then, these experts have been deployed to provide technical expertise in emergencies including the bombing of UN and government offices in Algeria in December 2007, flooding in Bangladesh in November 2007 and during the ongoing flooding in Mozambique.

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Note to editors: Multi-media content including downloadable print-quality photographs of humanitarian emergencies and ICT staff working during disaster response is available on the Vodafone media relations website www.vodafone.com/media. Audiocast reports from WFP ICT staff on recent missions to disasters are available on the UNF website at www.unfoundation.org/vodafone.

About the UN Foundation and The Vodafone Group Foundation Partnership

The UN Foundation-Vodafone Group Foundation Partnership is the leading public-private alliance using strategic technology programs to strengthen the UN’s humanitarian efforts worldwide.  The Partnership has three core commitments: (1) to develop rapid response telecoms teams to aid disaster relief; (2) to develop health data systems that improve access to health data thereby helping to combat disease; and (3) to promote research and innovative initiatives using technology as an agent and tool for international development. Further information can be found at: www.unfoundation.org/vodafone.

About the World Food Programme (WFP)

WFP is the world’s largest humanitarian agency: last year, we gave food to 88 million poor people to meet their nutritional needs, mostly women and children, in 78 of the world’s poorest countries.

Press contacts:
In Barcelona (at Mobile World Congress):	In London:
Adele Waugaman	Helen Brockett
UN Foundation	The Vodafone Group Foundation
M: (+1) 202 758 6943	M: +44 (0) 7500 032886
E: awaugaman@unfoundation.org	E: helen.brockett@vodafone.com
I: www.unfoundation.org/vodafone	I: www.vodafonegroupfoundation.org

Darren Milner
Four Communications
T. +44 (0)870 444 4568
M. +44 (0)7906 386676
E. darren.milner@fourcommunications.com

In Rome:	In Washington:
Caroline Hurford	Katherine Miller
World Food Programme	UN Foundation
T: +39 06 6513 2330	T: (+1) 202 887 9040
M: +39 348 132 5018	E: kmiller@unfoundation.org
E: caroline.hurford@wfp.org
I: www.wfp.org

14 February 2008

VODAFONE TO ROLL OUT ADVANCED CUSTOMER SERVICE DIRECTLY ON THE HANDSET

Vodafone announces today that it will launch advanced customer services directly on the handset to give Vodafone customers customer care and billing information in real-time. The service will not only provide customers with a self care facility but also gives Vodafone an added opportunity to provide interactive promotions and tutorials, such as step by step guides on how to use the mobile internet to download music or how to send an MMS.  SNAPin Software, a specialist in mobile self-service software, has agreed to provide the capability that will allow this market leading service to be rolled out.

Following a successful trial with more than 3000 customers in the UK and Spain using SNAPin SelfService, Vodafone will begin a phased roll out of the on device self care service from this year. The service will be available on open OS handsets, including S60, UIQ and Microsoft Windows Mobile, to begin with, with the aim to extend to the majority of handsets on offer from Vodafone over time.

The SNAPin service enables customers to navigate an on-screen visual menu of options which customers can use to answer questions or solve their problems right on the handset. Customers also have the option to connect through to the call centre, bypassing traditional IVR menus, or to get an automatic response directly on their phone. The menu can be tailored according to the needs of different customers.

The trial identified that there is a strong desire among customers, both in emerging and mature markets, to have self help facilities on the phone. In more mature markets in Europe quickly solving problems in this way is highly desirable and often considered more convenient for solving routine queries such as current billing information.  In emerging markets such as India, self help on the device empowers customers who are using mobiles for the first time and helps them to quickly and easily get the most out of a new phone and the services on offer.

Paul de Laat, Global Director of Customer Value Management at Vodafone, explains, “We have conducted thorough trials over the last three months with customers. The trials have confirmed that on device self help, when simple and quick to use, is very desirable for customers as it gives them control of how and when they deal with us and makes the most of their time. It also greatly adds to their experience of dealing with Vodafone and improves overall satisfaction.”

Paul continues: “Many customers particularly liked the ability to answer set up questions themselves when trying out new services, like MMS, or the mobile internet. Customers were also more willing to try new services after receiving targeted interactive promotions. We believe that rolling out self care services could help us to grow loyalty and stimulate revenue, especially as customers become more confident to try new services.”

Rolling out user-friendly self care services will not replace current customer care channels, but merely provide the customer with more choice over when, where and how they obtain information on Vodafone’s products and services as well as their own personal account information.

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About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 252 million proportionate customers at 31st December 2007, as well as 40 partner networks. For further information, please visit www.vodafone.com

About SNAPin Software

SNAPin Software, the leader in mobile interaction management, allows operators to interact with their subscribers in real-time and in the context of their current mobile behavior. The company’s handset-based SelfService product suite enables the delivery of interactive promotions, the resolution of most customer support problems and allows operators to deliver a branded service experience to their subscribers. For more information, visit www.snapin.com.

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

14 February 2008

VODAFONE HIRES PIETER KNOOK TO HEAD UP NEW
INTERNET SERVICES FUNCTION

•                  New organisation will accelerate delivery of the Group’s Mobile Plus strategy

Vodafone Group Plc today announces the creation of Vodafone Internet Services which will lead the development and delivery of Vodafone’s current and future consumer propositions for the internet.  Vodafone has appointed Pieter Knook, a senior vice president of Microsoft, to the newly formed role of Director of Internet Services.

Vodafone Internet Services will focus on the provision and delivery of distinctive consumer web services such as IP communications, mobile internet access and selected content categories, through mobile devices.

Pieter Knook will be responsible for delivering new revenue growth around internet, content and advertising with a focus on differentiating Vodafone’s services by creating rich and distinctive experiences for customers.

Knook, 49, joins Vodafone on 10 March, following 17 years with Microsoft where, as one of the most senior executives in the company, he spent the last 5 years as Senior Vice President running Microsoft’s Mobile business, including strategy, product development, marketing and sales.  During his time with Microsoft, Pieter led a wide range of programmes across seven businesses.  He will report to Frank Rovekamp, Global Chief Marketing Officer, Vodafone Group.

“Leading Vodafone Internet Services calls for a world class leader of considerable stature and experience.” said Rovekamp.  “We are delighted that Pieter is joining us to help transform the customer experience through the mobile internet, meet growing customer demand for web services accessed from mobile devices and drive revenues within our Mobile Plus strategy. Pieter has an impressive track record across technical, sales, marketing and business management disciplines covering the US, Asia and Europe.”

“I am very excited to join Vodafone Group,” said Pieter Knook. “I look forward to serving Vodafone’s customers with innovative internet based services, as well as bringing new software and services expertise to a company that is renowned for its worldwide customer reach, mobility offerings and its focus on high quality execution.”

Vodafone’s Mobile Plus strategy focuses on the company’s commitment to address fixed line revenue opportunities, develop integrated mobile and PC offerings and create advertising revenue streams.

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For Further Information

Vodafone Group Media Relations

+44 1635 664444

Groupmediarelations@vodafone.com

Note to Editors

Pieter Knook is an Electrical Sciences graduate of Trinity Hall Cambridge and spent the early part of his career in systems integration, before joining Microsoft in 1990. Pieter is married with 2 children.

High Resolution Images available with this Press Release from www.vodafone.com

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 252 million proportionate customers at 31st December 2007, as well as 40 partner networks. For further information, please visit www.vodafone.com

VODAFONE AND ORANGE OUTLINE NEXT STEPS OF VISION TO GIVE UK CONSUMERS BETTER MOBILE COVERAGE

•                  Vodafone UK and Orange UK to begin sharing mobile mast sites in 2008

•                  Customers to benefit from improved network coverage nationwide

•                  Environmental benefits, with 15% mast site reduction in first two years

•                  Vodafone UK and Orange UK to benefit from cost and operational efficiencies

London. Tuesday 19 February 2008.  Orange and Vodafone today outlined the next steps in their vision to deliver better quality mobile coverage to more people, in more places across the UK.

The two companies announced their intention to work together last year and are aiming to deliver customer, environmental and business benefits by establishing joint network efficiencies. The first stage of implementation will see Orange UK and Vodafone UK share existing 2G and 3G mast sites, with one site housing the equipment of both companies where previously two would have been used. Implementation will begin this year and will mean that half of the UK population — the combined customer base of both companies — will be able to make calls and use the mobile internet in more places than ever before.

As well as improving the quality of coverage across the country, the two companies will also have a smaller environmental footprint due to the fewer number of mast-sites needed. It is expected that the initiative will lead to a 15% reduction in the number of mast sites — almost 3,000 sites in total — in the first two years alone.

Orange UK and Vodafone UK will continue to maintain separate networks, will retain full responsibility for the quality of service they offer their respective customers and will remain competitors in the UK mobile wholesale and retail markets.

Vodafone and Orange will also benefit from the associated operational and financial cost efficiencies of having fewer mast sites, enabling them to deliver even more investment in innovative products and services for customers.

Tom Alexander, CEO of Orange UK, said: “This deal will see our two companies work together to ensure our customers benefit from better, deeper and faster mobile coverage in more places, with fewer mast-sites across the country. It will be better for our customers, better for our businesses and better for the environment.”

Nick Read, CEO of Vodafone UK, said: “Last year we announced this industry leading initiative and today’s announcement focuses on a significant mast sharing program that benefits our customers and the environment, while driving improved efficiencies for our business.”

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For further information:

Orange

Stuart Jackson:
Tel:  07866 772 563
 stuart.jackson@orange-ftgroup.com

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

About Orange

Orange is a key brand of the France Telecom Group, providing mobile, broadband, fixed, business and entertainment services across Europe. It is one of the world’s leading telecommunications operators with more than 170 million customers on five continents.

In June, 2006, Orange became the single brand for mobile, broadband and multi-play offers. In addition, Orange Business Services became the new banner for business communications solutions. Orange Business Services is present in 166 countries with network reach in 220.

In the UK, Orange provides high quality GSM coverage to 99% of the UK population. At the end of December 2007, Orange had over 16.8 million customers in the UK — 15.6 million active mobile customers and nearly 1.14 million broadband customers.

Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited.

Further information about Orange and France Telecom can be found on the Orange website at www.orange.co.uk or the France Telecom website at www.francetelecom.com

For further information, call the Orange press office on 0870 373 1500 or email: Orangepr@golinharris.com.

About Vodafone

Vodafone UK has 17.93 million customers and is part of the world’s leading international mobile telecommunications Group, offering a wide range of voice and data communications. The company is committed to providing mobile solutions that allow both consumer and business customers to make the most of now. In addition, Vodafone connects customers across the globe with roaming agreements worldwide. It provides 3G roaming in 29 countries and offers great roaming value with Vodafone Passport. For more information, please visit www.vodafone.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 25, 2008	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary